Exhibit 12.1
Lowe’s Companies, Inc.
Statement Re Computation of Ratio of Earnings to Fixed Charges
In Millions, Except Ratio Data

	Fiscal Years Ended On
	February 3,	February 2,	February 1,	January 30,	January 29,
	2006	2007	2008	2009	2010

Earnings:
Earnings Before Income Taxes	$4,496	$4,998	$4,511	$3,506	$2,825
Add: Fixed Charges	340	344	424	479	468
Less: Capitalized Interest	(28)	(32)	(65)	(36)	(19)
Adjusted Earnings	$4,808	$5,310	$4,870	$3,949	$3,274

Fixed Charges:
Interest Expense(1)	231	238	301	346	331
Rental Expense(2)	109	106	123	133	137
Total Fixed Charges	$340	$344	$424	$479	$468

Ratio of Earnings to Fixed Charges	14.1	15.4	11.5	8.2	7.0

(1) Interest accrued on uncertain tax positions is excluded from Interest Expense in the computation of Fixed Charges.

(2) The portion of rental expense that is representative of the interest factor in these rentals.